UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Green Brick Partners, Inc.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

392709101
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000

July 2, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 12,832,821
9 Sole Dispositive Power 0
10 Shared Dispositive Power 12,832,821
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,832,821
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 25.3%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,285,847
9 Sole Dispositive Power 0
10 Shared Dispositive Power 11,285,847
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,285,847
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 22.3%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,466,793
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,466,793
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,466,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 7,819,054
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,819,054
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,819,054
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 24,127,590
9 Sole Dispositive Power 0
10 Shared Dispositive Power 24,127,590
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,127,590
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 47.6%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 14 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer” or the “Company”), 2805 Dallas Parkway, Suite 400, Plano, Texas 75093, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011, Amendment No. 6 filed with the Commission on April 8, 2011, Amendment No. 7 filed with the Commission on September 6, 2012, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on June 13, 2014, Amendment No. 10 filed with the Commission on July 16, 2014, Amendment No. 11 filed with the Commission on October 29, 2014, Amendment No. 12 filed with the Commission on July 1, 2015 and Amendment No. 13 filed with the Commission on November 16, 2017.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM.  Mr. Einhorn is also a Director of the Issuer.

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership (“GCLP”), Greenlight Capital Qualified, L.P., a Delaware limited partnership (“GCQP”), and Greenlight Capital Offshore Partners (“GCO”), a British Virgin Islands partnership.  Advisors acts as the investment manager for a managed account (the “Managed Account”).  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“GGOM”), and for Greenlight Capital (Gold), LP, a Delaware limited partnership (“GGLP”).  GCLP, GCQP, GCO, the Managed Account, GGOM, GGLP and the Reporting Persons are referred to herein collectively as “Greenlight.”

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Units reported herein.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any Common Units, if applicable.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in this Schedule 13D, as previously amended.

This Amendment is being filed to amend Item 5 as follows:

Item 5. Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages.

The percentages reported herein are based on there being 50,719,884 shares of the Company’s Common Stock outstanding as of June 21, 2018, as reported in the prospectus filed by the issuer with the SEC on June 25, 2018.

(c)  On July 2, 2018, Greenlight effected an internal reallocation of shares of the Company’s Common Stock among the Greenlight entities.  In connection therewith, GCLP, GCQP and GCO transferred 421,400 shares, 1,007,900 shares and 2,929,700 shares, respectively, and GGLP and GGOM acquired 1,967,600 shares and 2,391,400 shares respectively.  For these purposes, shares of the Company’s Common Stock were valued at $10.10 per share.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 5, 2018

Greenlight Capital, Inc.

By:      /s/ Harry Brandler
   Harry Brandler
   Chief Financial Officer

DME Advisors GP, L.L.C.

By:      /s/ Harry Brandler
   Harry Brandler
   Chief Financial Officer

DME Advisors, L.P.

By:      /s/ Harry Brandler
   Harry Brandler
   Chief Financial Officer

DME Capital Management, LP

By:      /s/ Harry Brandler
   Harry Brandler
   Chief Financial Officer

/s/ Harry Brandler**
Harry Brandler, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Harry Brandler to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.